Exhibit 99.1
Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2021.

Condensed Consolidated Interim Statement of Operations	2
Condensed Consolidated Interim Statement of Comprehensive Loss	3
Condensed Consolidated Interim Balance Sheet	4
Condensed Consolidated Interim Statement of Changes in Equity	5
Condensed Consolidated Interim Statement of Cash Flows	7
Notes to the Condensed Consolidated Interim Financial Statements	8

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations
(in KUSD except for share and per share data)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Note	2021	2020	2021	2020
Product revenues, net	3, 5	13,147	—	16,907	—

Operating expense
Cost of product sales	3	(502)	—	(623)	—
Research and development expenses	7	(36,805)	(32,155)	(115,510)	(93,480)
Selling and marketing expenses	7	(17,045)	(6,116)	(46,177)	(12,748)
General and administrative expenses	7	(16,587)	(14,157)	(53,536)	(35,034)
Total operating expense		(70,939)	(52,428)	(215,846)	(141,262)
Loss from operations		(57,792)	(52,428)	(198,939)	(141,262)

Other (expense) income
Other (expense) income		(203)	145	190	423
Convertible loans, derivatives, change in fair value (expense) income	13	(6,943)	33,868	16,279	(45,393)
Convertible loans, derivatives, transaction costs	13	—	—	(148)	(1,571)
Share of results with joint venture	11	(2,210)	—	(3,906)	—
Financial income		16	163	46	732
Financial expense		(4,265)	(1,940)	(8,820)	(2,879)
Exchange differences (loss) income		(7)	(139)	145	(210)
Total other (expense) income		(13,612)	32,097	3,786	(48,898)
Loss before taxes		(71,404)	(20,331)	(195,153)	(190,160)
Income tax (expense) benefit		(145)	3	(492)	(201)
Net loss		(71,549)	(20,328)	(195,645)	(190,361)

Net loss attributable to:
Owners of the parent		(71,549)	(20,328)	(195,645)	(190,361)

Net loss per share, basic and diluted	17	(0.93)	(0.29)	(2.55)	(3.09)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Comprehensive Loss
(in KUSD)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020
Net Loss	(71,549)	(20,328)	(195,645)	(190,361)

Other comprehensive (loss) income

Items that may be reclassified to profit and loss
Currency translation differences	(140)	151	(84)	(64)
Total items that may be reclassified to profit and loss	(140)	151	(84)	(64)
Other comprehensive (loss) income for the period	(140)	151	(84)	(64)
Total comprehensive loss for the period	(71,689)	(20,177)	(195,729)	(190,425)

Total comprehensive loss attributable to:
Owners of the parent	(71,689)	(20,177)	(195,729)	(190,425)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet
(in KUSD)

	Note	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	8	530,194	439,195
Accounts receivable, net	3, 5	15,896	—
Inventory	3, 9	8,008	—
Other current assets		14,310	11,255
Total current assets		568,408	450,450
Non-current assets
Property, plant and equipment		4,022	1,629
Right-of-use assets	12	7,540	3,129
Intangible assets	3, 10	13,316	10,179
Interest in joint venture	11	44,002	47,908
Other long-term assets		691	397
Total non-current assets		69,571	63,242

Total assets		637,979	513,692

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		12,028	5,279
Other current liabilities		39,685	30,375
Lease liabilities, short-term	12	1,012	1,002
Current income tax payable		—	149
Convertible loans, short-term	13	6,575	3,631
Total current liabilities		59,300	40,436
Non-current liabilities
Convertible loans, long-term	13	85,877	34,775
Convertible loans, derivatives	13	56,562	73,208
Deferred royalty obligation, long-term	15	214,629	—
Deferred gain of joint venture	11	23,539	23,539
Lease liabilities, long-term	12	7,183	2,465
Defined benefit pension liabilities		3,581	3,543
Other non-current liabilities		—	221
Total non-current liabilities		391,371	137,751

Total liabilities		450,671	178,187

Equity attributable to owners of the parent
Share capital		6,445	6,314
Share premium		981,570	981,056
Treasury shares		(133)	(4)
Other reserves	14	89,769	42,753
Cumulative translation adjustments		161	245
Accumulated losses		(890,504)	(694,859)
Total equity attributable to owners of the parent		187,308	335,505

Total liabilities and equity		637,979	513,692
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)
For the Three and Nine Months Ended September 30, 2021

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
July 1, 2021		6,445	981,290	74,971	(134)	301	(818,955)	243,918

Loss for the period		—	—	—	—	—	(71,549)	(71,549)

Translation adjustment		—	—	—	—	(140)	—	(140)
Total other comprehensive loss		—	—	—	—	(140)	—	(140)

Total comprehensive loss for the period		—	—	—	—	(140)	(71,549)	(71,689)

Exercise of options		—	280	—	1	—	—	281
Share-based compensation expense	14	—	—	14,798	—	—	—	14,798
Total transactions with owners		—	280	14,798	1	—	—	15,079

September 30, 2021		6,445	981,570	89,769	(133)	161	(890,504)	187,308

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2021		6,314	981,056	42,753	(4)	245	(694,859)	335,505

Loss for the period		—	—	—		—	(195,645)	(195,645)

Translation adjustment		—	—	—	—	(84)	—	(84)
Total other comprehensive loss		—	—	—	—	(84)	—	(84)

Total comprehensive loss for the period		—	—	—	—	(84)	(195,645)	(195,729)

Issuance of shares to be held as treasury	2	131	—	—	(131)	—	—	—
Exercise of options		—	514	—	2	—	—	516
Share-based compensation expense	14	—	—	47,016	—	—	—	47,016
Total transactions with owners		131	514	47,016	(129)	—	—	47,532

September 30, 2021		6,445	981,570	89,769	(133)	161	(890,504)	187,308

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)

For the Three and Nine Months Ended September 30, 2020

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
July 1, 2020		5,795	792,605	16,654	(4)	(146)	(618,602)	196,302

Loss for the period		—	—	—	—	—	(20,328)	(20,328)

Translation adjustment		—	—	—	—	151	—	151
Total other comprehensive loss		—	—	—	—	151	—	151

Total comprehensive loss for the period		—	—	—	—	151	(20,328)	(20,177)

Issuance of shares at follow-on offering		519	203,481	—	—	—	—	204,000
Transaction costs, follow-on offering		—	(15,054)	—	—	—	—	(15,054)
Share-based compensation expense	14	—	—	10,988	—	—	—	10,988
Total transactions with owners		519	188,427	10,988	—	—	—	199,934

September 30, 2020		6,314	981,032	27,642	(4)	5	(638,930)	376,059

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2020		4,361	549,922	5,473	(100)	69	(448,569)	111,156

Loss for the period		—	—	—	—	—	(190,361)	(190,361)

Translation adjustment		—	—	—	—	(64)	—	(64)
Total other comprehensive loss		—	—	—	—	(64)	—	(64)

Total comprehensive loss for the period		—	—	—	—	(64)	(190,361)	(190,425)

Shares surrendered to redeem share purchase plan promissory notes		—	11,208	—	(11,208)	—	—	—
Issuance of shares through capitalization of reserves		393	(393)	—	—	—	—	—
Issuance of shares to be held as treasury shares		34	—	—	(34)	—	—	—
Grant of shares to settle 2014 incentive plan awards		—	(29)	—	29	—	—	—
Issuance of shares at initial public offering		1,007	231,661	—	—	—	—	232,668
Sale of shares under greenshoe option		—	23,591	—	11,309	—	—	34,900
Transaction costs, initial public offering and greenshoe option		—	(23,355)	—	—	—	—	(23,355)
Issuance of shares at follow-on offering		519	203,481	—	—	—	—	204,000
Transaction costs, follow-on offering		—	(15,054)	—	—	—	—	(15,054)
Share-based compensation expense	14	—	—	22,169	—	—	—	22,169
Total transactions with owners		1,953	431,110	22,169	96	—	—	455,328

September 30, 2020		6,314	981,032	27,642	(4)	5	(638,930)	376,059

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Cash Flows(in KUSD)

		For the Nine Months Ended September 30,
	Note	2021	2020
Cash used in operating activities
Loss for the period		(195,645)	(190,361)
Adjustments for non-monetary items:
Share-based compensation expense	14	47,016	22,169
Depreciation of property, plant and equipment		581	480
Amortization of intangible assets	10	96	28
Depreciation of right-of-use assets	12	1,194	861
Gain from reversal of inventory impairment charges	3	(7,049)	—
Share of results in joint venture	11	3,906	—
Change in defined benefit pension liability		235	287
Convertible loans, derivatives, (decrease) increase in fair value	13	(16,279)	45,393
Financial income		(46)	(732)
Financial expense	13, 15	8,650	2,795
Exchange differences		(311)	—
Income taxes		492	201
Operating loss before working capital changes		(157,160)	(118,879)
Increase in accounts receivable, net		(15,896)	—
Increase in inventory		(959)	—
Increase in other assets		(3,395)	(5,057)
Increase in accounts payable		5,055	2,198
Increase in other liabilities		4,495	5,322
Cash used in operating activities		(167,860)	(116,416)

Interest paid		(3,475)	(1,452)
Interest received		36	747
Interest expense on lease obligations	12	170	84
Tax (paid) refund		(618)	2
Net cash used in operating activities		(171,747)	(117,035)

Cash used in investing activities
Payment for purchase of property, plant and equipment		(3,010)	(627)
Payment for purchase of intangible assets	10	(2,833)	(1,408)
Net cash used in investing activities		(5,843)	(2,035)

Cash from financing activities
Proceeds from public offering of common shares, net of transaction costs		—	435,868
Proceeds from convertible loans, net of transaction costs	13	49,591	62,898
Proceeds from deferred royalty transaction, net of transaction costs	15	219,251	—
Proceeds from the exercise of stock options		516	—
Principal portion of lease obligation payments	12	(746)	(929)
Net cash from financing activities		268,612	497,837

Net increase in cash and cash equivalents		91,022	378,767
Exchange (losses) / gain on cash and cash equivalents		(23)	98
Cash and cash equivalents at beginning of the period		439,195	115,551
Cash and cash equivalents at end of the period		530,194	494,416

Supplemental Non-Cash Investing Information
Capital expenditures and intangible asset acquisitions recorded in Accounts payable		455	—
Follow-on transaction costs recorded in Accounts payable and Other current liabilities		—	2,709
Deferred royalty obligation transaction costs recorded in Accounts payable		1,248	—
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) – in KUSD except for share and per share data
1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls two wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, and ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill any cancer cell to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 2, 2021.
Going concern basis
ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:
•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.
Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, the issuance of the Company’s common shares, the issuance of convertible loans, and proceeds from a royalty purchase agreement (see notes 13, “Convertible loans” and 15, “Deferred royalty obligation”). The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the convertible loans, it must maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter.
As of September 30, 2021, the Group’s cash and cash equivalents amounted to USD 530.2 million (December 31, 2020: USD 439.2 million).
Management believes that the Group has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements and, as a result, is presenting these unaudited condensed consolidated interim financial statements of the Group on a going concern basis.
COVID – 19
The COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Group’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. The Group is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. The Group is commercializing ZYNLONTA using hybrid launch plans formulated to mitigate the impact of the COVID-19 pandemic, including by engaging physicians virtually as well as face-to-face. In response to the spread of COVID-19, the Group has also modified its business practices, including restricting employee travel, developing social distancing plans for its employees and cancelling physical participation in meetings, events and conferences. At this time, Group employees have started meeting with investigators and site staff in person as allowed by institutions. All recent conferences and advisory boards have been virtual, but the Group plans to participate in person when such meetings can occur. The Group continues to closely monitor the potential effects of the COVID-19 pandemic on its clinical trials, commercialization efforts and supply chain, and will work closely with its clinical trial sites and principal investigators, contract research organizations, customers and distributors and contract manufacturing partners to mitigate such impact. The Company has also developed protocols to allow its employees to begin to return to certain office locations. As the COVID-19 pandemic continues to evolve, the Group believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies, the availability and acceptance of vaccines, the effectiveness of vaccines, particularly against emerging variants of the novel coronavirus, and the timing, scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond the Group’s knowledge and control, and as a result, at this time, the ultimate impact on the Group's results of operations, cash flows and financial position for the remainder of 2021 and thereafter cannot be reasonably predicted. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.
2.Basis of preparation
Statement of Compliance
These unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020.
Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“USD” or “$”), which is the Company’s functional currency and the Group’s reporting currency.
A subsidiary of the Company, ADCT UK, has a functional currency of the British Pound (“GBP”). The following exchange rates have been used for the translation of the financial statements of ADCT UK:

	Nine Months Ended September 30,
	2021	2020
USD / GBP
Closing rate, GBP 1	1.34593	1.28717
Weighted average exchange rate, GBP 1	1.39209	1.26423
Basis of Consolidation
The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In addition, the Company acquired a 49% equity interest in Overland ADCT BioPharma (CY) Limited (“Overland ADCT BioPharma”) during December 2020 which the Company accounts for under the equity method of accounting (see note 11, “Interest in Joint Venture”). The consolidated entities include:

	Ownership Interest
	September 30, 2021	December 31, 2020
ADCT America	100%	100%
ADCT UK	100%	100%

Use of estimates and judgements
The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Estimates are based on management’s knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2020. In addition, significant judgements were required in implementing the Company’s revenue recognition accounting policy as set out in note 3, “Significant accounting policies”. In particular, significant judgement was required in determining the Company’s gross-to-net (“GTN”) sales adjustments and reversals of previously recorded impairment charges related to inventory costs. Significant judgements were also used in the model to estimate the total amount of future payments and the timing of such associated with the royalty purchase agreement with HealthCare Royalty Partners (“HCR”). In particular, significant judgements were made by the Company based on revenue projections as well as the achievement of certain milestones associated with the royalty purchase agreement with HCR. Further information with respect to the model, judgements and assumptions are set out in note 15, “Deferred royalty obligation”.
Selling and marketing (“S&M”) expenses
S&M expenses relate to the build-out of the commercial organization as the Company prepared for the launch of ZYNLONTA (formerly known as loncastuximab tesirine or Lonca). Prior to December 31, 2020, S&M expenses were reported within General and administrative (“G&A”) expenses within the unaudited condensed consolidated interim statement of operations. The unaudited condensed consolidated interim statement of operations and notes thereto for the period ended September 30, 2020 have been recast to conform S&M expenses to the current period presentation. The Company began presenting S&M expenses for the year ended December 31, 2020 in the Company’s annual report on Form 20-F.
Share Subscription Agreement
During the second quarter of 2021, ADCT issued 1,500,000 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares to hold as treasury shares for purposes of administering the Company's long-term incentive program. As of September 30, 2021, the Company held 1,520,974 treasury shares.
Open Market Sale Agreement
On June 4, 2021, the Company entered into an open market sale agreement with Jefferies LLC (“Jefferies”), to sell its common shares from time to time through an “at the market” offering program (the “ATM Facility”). The ATM Facility provides the Company the opportunity to sell its common shares with an aggregate offering price of up to USD 200.0 million. For the quarter ended September 30, 2021, there have been no shares sold under the ATM Facility. The Company capitalizes transaction costs within Other current assets in the Company’s unaudited condensed consolidated interim balance sheet when costs are incurred associated with the ATM Facility at inception and if and when shares are sold under the ATM Facility in the future. If and when the Company sells shares under the ATM, capitalized transaction costs will be offset against the sale proceeds and will be recorded as a reduction of share premium within the Company’s unaudited condensed consolidated interim balance sheet. At the end of each quarter, if the Company determines that it is not probable that shares will be sold under the ATM Facility by the end of a quarter, the Company will write-off capitalized transaction costs incurred during that respective quarter in the unaudited condensed consolidated interim statement of operations. The Company capitalized KUSD 147 of transaction costs within Other current assets in connection with the establishment of the ATM Facility as of September 30, 2021, which will be offset against the sales proceeds from the initial sale of shares under the ATM Facility, when such sale is to occur.

3.Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2020 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, except for the following:
Revenue Recognition
Upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Company began generating revenue from the sale of its product candidates. In previous years, the Company had generated only service revenues from a license and collaboration arrangement.
Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods or services. To achieve this core principle, the Company follows a five-step model: (i) identify the customer contract; (ii) identify the contract’s performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, a performance obligation is satisfied.
Revenue is also reduced for GTN sales adjustments, which may include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Company experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Company also uses information from external sources to identify prescription trends, patient demand, average selling prices and sales return and allowance data for analog drug products. The Company’s estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience.
Cost of product sales
Cost of product sales primarily includes direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of product sales.
Accounts Receivable
Accounts receivable arise from product sales and consists of amounts due from customers, net of customer allowances for chargebacks, product returns and estimated credit losses. Upon the launch of ZYNLONTA, the Company’s contracts with customers have initial payment terms that range from 30 to 150 days. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of September 30, 2021, the Company determined an allowance for expected credit losses was not required based upon the assessment performed.
Inventory
Prior to receiving FDA approval of ZYNLONTA, the Company had written down inventory costs relating to the manufacture of ZYNLONTA to a net realizable value of zero. The Company believed that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, was only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination was made varied from product to product. The impairment charges were recorded as Research and development (“R&D”) expenses in the Company’s condensed consolidated interim statement of operations. Upon the receipt of FDA approval for ZYNLONTA during the quarter ended June 30, 2021, the

Company reversed KUSD 6,752 of previously recorded impairment charges. During the quarter ended September 30, 2021, the Company reversed an additional KUSD 297 of previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in the Company’s unaudited condensed consolidated interim statement of operations. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product.
Inventory of ZYNLONTA is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. The Company assesses the recoverability of capitalized inventory during each reporting period and will write down excess or obsolete inventory to its net realizable value in the period in which the impairment is identified within Cost of product sales in the unaudited condensed consolidated interim statement of operations. The Company has not recorded any material inventory impairments since the FDA approved ZYNLONTA. Included in inventory are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.
The Company will continue to assess the likelihood that inventory costs associated with its other drug product candidates are recoverable through future sales of such product candidates to determine if and when such costs should be capitalized as inventory or be expensed to R&D expenses. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. If it is determined that inventory costs associated with a product candidate are not highly probable to be recovered through future sales, the Company would record such costs to R&D expenses.
Intangible assets

Licenses
Licenses acquired are capitalized as intangible assets at historical cost. Licenses with definite useful lives are amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approvals have been received. Prior to regulatory and marketing approval, licenses are treated as indefinite-lived assets and not amortized. These licenses are tested annually for impairment in the last quarter of each fiscal year and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to Cost of product sales over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, the Company utilizes the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. The Company may be able to obtain a patent term extension. However, the Company will only consider the inclusion of an extension period to the extent the Company believes it is highly probable of being granted. See note 10, “Intangible assets” for further information.

Internally generated intangible assets
Internal R&D costs are fully charged to R&D expenses in the period in which they are incurred. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union or China.
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and the Company will commence amortization of the asset based on a systematic and rational approach. See note 10, “Intangible assets” for further information.
Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with HCR. The Company has accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. The amount received by the Company will be accreted to the total estimated royalty payments over the life of the agreement which will be recorded as interest expense. The carrying value of the debt will decrease for royalty payments made to HCR based on actual net sales and licensing revenue. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Other (expense) income in the period in which the change in estimate occurred. See note 15, “Deferred royalty obligation” for further information.
Income tax expense
Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.
4.Financial risk management
4.1Financial risk factors
The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.
The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2020. In relation to the royalty purchase agreement with HCR, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the effective interest rate on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 15, “Deferred royalty obligations” for further information. There have been no material changes in financial risk management since year-end.
4.2Fair value estimation
At September 30, 2021, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
•Cash and cash equivalents
•Trade accounts receivable
•Trade accounts payable
In the nine months ended September 30, 2021, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.
Fair values must be estimated at each grant date with regard to awards under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “Equity Incentive Plan 2019”) and with regard to the convertible loan conversion option derivative related to the first tranche and second tranche of the convertible loans. The approach to valuation follows the grant date fair value principle, and the key input factors are described for the share-based compensation awards in note 14, “Share-based compensation” and for the convertible loan derivatives in note 13, “Convertible loans”. Commonly accepted pricing models (Hull and Goldman Sachs) have been used to calculate the fair value of the convertible loan derivatives. The valuation of the embedded derivative in the first tranche and second tranche are classified as pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
(a)Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(b)Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
(c)Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.
The embedded derivative conversion feature associated with the first and second tranche of the Company’s convertible loans (see note 13, “Convertible loans”) are re-measured to fair value at each reporting date. The Company utilizes a risk free rate, an implied bond yield and a selected volatility in determining the fair value of its embedded derivatives.
A hypothetical 10% increase (decrease) in the risk free rate as of September 30, 2021 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 23 and (KUSD 21). A hypothetical 10% increase (decrease) in the implied bond yield as of September 30, 2021 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 325 and (KUSD 337). A hypothetical 10% increase (decrease) in the selected volatility as of September 30, 2021 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 1,254 and (KUSD 1,638).
A hypothetical 10% increase (decrease) in the risk free rate as of September 30, 2021 would have increased (decreased) the derivative value associated with the second tranche of our convertible loans by KUSD 16 and (KUSD 15). A hypothetical 10% increase (decrease) in the implied bond yield as of September 30, 2021 would have increased (decreased) the derivative value associated with the second tranche of our convertible loans by KUSD 204 and (KUSD 212). A hypothetical 10% increase (decrease) in the selected volatility as of September 30, 2021 would have increased (decreased) the derivative value associated with the second tranche of our convertible loans by KUSD 1,166 and (KUSD 1,446).
5.Product revenues, net
On April 23, 2021, the Company received FDA accelerated regulatory and marketing approval for ZYNLONTA and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA. Product revenues, net were KUSD 13,147 and KUSD 16,907 for the three and nine months ended September 30, 2021, respectively. The Company records its best estimate of GTN sales adjustments to which customers are likely to be entitled. See note 3, “Significant accounting policies” for further information.
The table below provides a rollforward of the Company’s GTN sales adjustments for the three and nine months ended September 30, 2021.

(in KUSD)	Three months ended September 30, 2021	Nine months ended September 30, 2021
Beginning balance	730	—
GTN sales adjustments in the current period	2,081	2,833
Credits, payments and reclassifications to Accounts payable	(84)	(106)
Ending balance as of September 30, 2021	2,727	2,727

The table below provides the classification of the GTN sales adjustment included in the Company’s unaudited condensed consolidated interim balance sheet as of September 30, 2021.

(in KUSD)	As of September 30, 2021
Accounts receivable, net	1,940
Other current liabilities	787
2,727
6.Segment information
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment.
7.Expenses by nature
The following table summarizes R&D expenses, S&M expenses and G&A expenses for the three and nine months ended September 30, 2021 and 2020:

(in KUSD)	Three months ended September 30,		Nine months ended September 30,
R&D	2021	2020	2021	2020
External costs (1)	20,041	20,950	66,330	63,250
Employee expense (2)	16,764	11,205	49,180	30,230
R&D expenses	36,805	32,155	115,510	93,480

S&M
External costs	7,973	3,150	18,989	6,995
Employee expense (2)	9,072	2,966	27,188	5,753
S&M expenses	17,045	6,116	46,177	12,748

G&A
External costs (1)	4,599	4,098	15,204	8,654
Employee expense (2)	11,988	10,059	38,332	26,380
G&A expenses	16,587	14,157	53,536	35,034
(1) Includes depreciation expense
(2) Includes share-based compensation expense

The increase in R&D expense in the three months ended September 30, 2021 was primarily associated with higher expense associated with clinical activities as we continue to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies and advance our lead product candidates. These expenses were partially offset by lower chemistry, manufacturing and controls (“CMC”) expenses for Cami and preclinical programs as various manufacturing activities to support clinical activities occurred in the prior year. The increase in R&D expense in the nine months ended September 30, 2021 was primarily associated with higher clinical expenses as the Company continues to expand the potential market opportunities for ZYNLONTA and new histologies and advance our lead product candidates. CMC expense and professional fees also increased for the nine months ended September 30, 2021 primarily due to the commercial launch of ZYNLONTA. Partially offsetting the higher clinical activities and CMC expenses was the KUSD 7,049 reversal of previously recorded impairment charges relating to inventory costs incurred for the manufacture of product prior to FDA approval that was recorded during the nine months ended September 30, 2021. See note 3, “Significant accounting policies” for further information.
The increase in S&M expenses in the three and nine months ended September 30, 2021 was primarily due to the increased number of employees necessary to prepare for the launch of ZYNLONTA, which also contributed to higher share-based compensation expense. Also contributing to the increase in S&M expenses in the three and nine months ended September 30, 2021 were higher professional fees for the launch of ZYNLONTA.
The increase in G&A expenses in the three and nine months ended September 30, 2021 was primarily due to higher employee costs as a result of increased headcount, which also contributed to increased share-based compensation expense. In addition, professional fees increased in the nine months ended September 30, 2021 as a result of being a public company.
8.Cash and cash equivalents
Pursuant to the Facility Agreement entered into on April 24, 2020 (see note 13, “Convertible loans”), the Company is subject to a covenant that requires it to maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter, and such amounts are included in cash and cash equivalents on the unaudited condensed consolidated interim balance sheet.
9.Inventory
Inventory as of September 30, 2021 consisted of the following:

(in KUSD)	As of September 30, 2021
Raw materials	—
Work in process	7,586
Finished goods (1)	422
Total inventory	8,008

(1) Finished goods includes KUSD 10 relating to ZYNLONTA held on consignment by the Company’s third-party logistics and distribution provider.
The Company did not capitalize inventory costs as of December 31, 2020. See note 3, “Significant accounting policies” for further information.
10.Intangible assets
Licenses classified as definite-lived intangible assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. The Company classifies its licenses relating to product candidates for which regulatory approval has not been received as indefinite-lived intangible assets and did not recognize amortization expense relating to these licenses.
On April 23, 2021, the Company received FDA approval for ZYNLONTA. Upon FDA approval, the Company assigned an estimated useful life of 14 years to the intangible assets related to ZYNLONTA based on the expected patent life, which includes an extension period that the Company believes is highly probable of being granted. This estimated useful life does not include additional patent protection that may be granted under applications filed but not yet approved other than the extension period discussed above. Amortization expense relating to the ZYNLONTA intangible assets for the three and nine months ended September 30, 2021 was KUSD 18 and KUSD 31, which was recorded in Cost of product sales in the unaudited condensed consolidated interim statement of operations.
Internal development costs are classified as indefinite-lived intangible assets and are expected to be capitalized if they meet a systematic and rational criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. The Company began to capitalize internal development costs for ZYNLONTA as an internally generated intangible asset upon the FDA approval in the U.S. and if certain recognition criteria were met.
During the nine months ended September 30, 2021, the Company capitalized the following as intangible assets:
Milestone Payments
•An amount of KUSD 1,050 paid upon the successful completion of a pre-clinical toxicology study and IND submission related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•An amount of KUSD 600 paid upon final regulatory approval of ZYNLONTA related to a license agreement with a third party to use their technology to research, develop, manufacture and commercialize products. The amount was capitalized as a definite-lived intangible asset and is being amortized over its estimated useful life of 14 years as described above.
License Payments
•An amount of KUSD 400 relating to a license agreement with a third party to use their proprietary conjugation technology to research, develop, manufacture and commercialize products. The amount was capitalized as an indefinite-lived intangible asset.
•An amount of KUSD 250 paid relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset.
During the nine months ended September 30, 2020, the Company capitalized the following as intangible assets:
Milestone Payments
•An amount of KUSD 250 paid upon the successful completion of a toxicology study related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset.
License Payments
•An amount of KUSD 1,000 relating to a license agreement with a third party to use their novel and proprietary conjugation technology with a variety of payload technologies in research, development, manufacturing and commercialization of antibody drug conjugates;
•An amount of KUSD 125 paid relating to license agreements with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies.

The table below provides a rollforward of the Company’s intangible assets as of September 30, 2021 and 2020.

(in KUSD)	Indefinite lived		Definite lived
Cost	Licenses	Internal development costs	Licenses	Software	Total
January 1, 2021	11,144	—	—	168	11,312
Additions	1,700	926	600	14	3,240
Transfers	(452)	—	452	(6)	(6)
September 30, 2021	12,392	926	1,052	176	14,546

Accumulated Amortization
January 1, 2021	(1,069)	—	—	(64)	(1,133)
Amortization charge	—	—	(31)	(65)	(96)
September 30, 2021	(1,069)	—	(31)	(130)	(1,230)

Net book amount as of September 30, 2021	11,323	926	1,021	46	13,316

Cost
January 1, 2020	9,221	—	—	147	9,368
Additions	1,375	—	—	33	1,408
Exchange differences	—	—	—	(1)	(1)
September 30, 2020	10,596	—	—	179	10,775

Accumulated Amortization
January 1, 2020	(853)	—	—	(81)	(934)
Amortization charge	—	—	—	(27)	(27)
Exchange differences	—	—	—	—	—
September 30, 2020	(853)	—	—	(108)	(961)

Net book amount as of September 30, 2020	9,743	—	—	71	9,814

11.Interest in joint venture
On December 14, 2020, the Company announced the formation of a new joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize one of the Company’s ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901 (collectively, the “Licensed Products”), in greater China and Singapore (the “Territory”). The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of September 30, 2021.

(in KUSD)
Interest in joint venture
January 1, 2021	47,908
Share of results in joint venture	(3,906)
September 30, 2021	44,002
As of September 30, 2021, the deferred gain arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2020. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described below, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	September 30, 2021	December 31, 2020
Cash and cash equivalents	43,533	50,000
Prepaid and other current assets	317	—
Intangible assets	48,040	48,040
Total liabilities	2,093	269
Net assets	89,797	97,771

Summarized Statement of Comprehensive Loss (1)	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Operating expenses	4,465	8,120
Net loss	4,511	7,972
(1) There is no summarized statement of comprehensive loss for the three and nine months ended September 30, 2020 as Overland ADCT BioPharma was established in December 2020.
12.Leases
During the first quarter of 2021, the Company entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,100 square meters, is R&D. Pursuant to the terms of the agreement, the aggregate minimum lease payments for the first five years are fixed at which point the parties agree to perform an open market review, subject to a minimum and maximum rent escalation of 2% and 4%, respectively. Alternatively, the Company has the contractual right to exit the lease upon the fifth anniversary of lease commencement. In accounting for its Right-of-use asset and Lease liability, the Company concluded it was reasonably certain that it would occupy the space for the full ten-year term. During the second quarter of 2021, the Company entered into a new 18-month lease for its existing U.S. corporate offices in New Jersey, which commenced in June 2021.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2021	5,324	78	5,402
Additions	5,662	56	5,718
Lease termination	(864)	—	(864)
Exchange difference	(132)	—	(132)
September 30, 2021	9,990	134	10,124

Accumulated depreciation
January 1, 2021	(2,253)	(20)	(2,273)
Depreciation charge	(1,172)	(22)	(1,194)
Lease termination	864	—	864
Exchange difference	19	—	19
September 30, 2021	(2,542)	(42)	(2,584)

Net book amount as of September 30, 2021	7,448	92	7,540

Cost
January 1, 2020	5,887	78	5,965
Modification of lease terms	(583)	—	(583)
Exchange difference	(38)	—	(38)
September 30, 2020	5,266	78	5,344

Accumulated depreciation
January 1, 2020	(1,067)	—	(1,067)
Depreciation charge	(846)	(15)	(861)
Exchange difference	(14)	—	(14)
September 30, 2020	(1,927)	(15)	(1,942)

Net book amount as of September 30, 2020	3,339	63	3,402
Depreciation of right-of-use assets have been charged to the following categories in the unaudited condensed consolidated interim statement of operations. Depreciation expense for S&M expenses was not material for any of the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2021	2020	2021	2020
R&D expenses	334	232	1,016	685
G&A expenses	61	60	178	176
	395	292	1,194	861

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2021	3,402	65	3,467
Additions	5,662	56	5,718
Cash outflow (including interest)	(892)	(24)	(916)
Interest	168	2	170
Exchange difference	(234)	(10)	(244)
September 30, 2021	8,106	89	8,195

January 1, 2020	4,953	78	5,031
Modification of lease terms	(583)	—	(583)
Cash outflow (including interest)	(914)	(15)	(929)
Interest	82	2	84
Exchange difference	56	(3)	53
September 30, 2020	3,594	62	3,656

September 30, 2021
Lease liabilities (short-term)	981	31	1,012
Lease liabilities (long-term)	7,125	58	7,183
Total lease liabilities	8,106	89	8,195

September 30, 2020
Lease liabilities (short-term)	1,033	18	1,051
Lease liabilities (long-term)	2,561	44	2,605
Total lease liabilities	3,594	62	3,656
13.Convertible loans
Facility agreement
On April 24, 2020, the Company entered into a USD 115 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (“Deerfield”). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65 million upon the completion of the initial public offering (“IPO”), and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”).
The outstanding principal amount of the convertible loans is due to be repaid in full on May 19, 2025. However, any conversion of the convertible loans into common shares shall be deemed a repayment of the principal amount of the convertible loans so converted.

The convertible loans bear interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing July 1, 2020 and July 1, 2021 for the first tranche and second tranche, respectively.
Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.

The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly owned subsidiaries and joint venture.
In accordance with the terms of the convertible notes, both the holders and the Company may elect to redeem the notes upon the occurrence of a major transaction and successor major transaction, respectively, as discussed in the Company’s annual report for the period ended December 31, 2020 on Form 20-F.
The Facility Agreement contains various covenants, including a requirement to retain USD 50 million in cash and cash equivalents as of the end of each fiscal quarter.
First tranche - Initial disbursement of convertible loans
The Company has accounted for the first tranche of convertible loans amounting to USD 65 million issued on May 19, 2020 as comprising two components: an embedded conversion option derivative and a loan.
Valuation of derivative embedded in first tranche
Since issuance, the embedded conversion option derivative is marked-to-market on a quarterly basis. During the three and nine months ended September 30, 2021, the Company recognized expense of KUSD 3,913 and income of KUSD 16,867 as a result of changes in the fair value of the embedded derivative. During the three and nine months ended September 30, 2020, the Company recognized income of KUSD 30,953 and expense of KUSD 26,497, respectively, as a result of changes in the fair value of the embedded derivative. The fair value of the embedded derivative associated with the first tranche was KUSD 34,362 and KUSD 51,229 as of September 30, 2021 and December 31, 2020, respectively. The increase in the fair value of the embedded derivative during the three months ended September 30, 2021 is primarily due to the increase in the fair value of the underlying shares from June 30, 2021 to September 30, 2021, which was charged directly to the unaudited condensed consolidated interim statement of operations. The decrease in fair value of the embedded derivative during the nine months ended September 30, 2021 is primarily due to the decrease in the fair value of the underlying shares from December 31, 2020 to September 30, 2021, which was charged directly to the unaudited condensed consolidated interim statement of operations. The decrease in fair value of the embedded derivative during the three months ended September 30, 2020 is primarily due to the decrease in the fair value of the underlying shares from June 30, 2020 to September 30, 2020. The increase in fair value of the embedded derivative during the nine months ended September 30, 2020 is primarily due to the increase in the fair value of the underlying shares from April 24, 2020 to September 30, 2020, which was charged directly to the unaudited condensed consolidated interim statement of operations.
The Company used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of September 30, 2021 and December 31, 2020 were as follows:

	As of
	September 30, 2021	December 31, 2020
Exercise price at 130% of the IPO price of 19.00, in USD	24.70	24.70
Forced conversion price, in USD (1)	67.93	67.93
Share price in USD	27.16	32.01
Risk-free interest rate	0.7%	0.3%
Expected volatility (2)	68%	90%
Expected term	43 months	52 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	8.5%	13.3%
(1) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it has received regulatory approval of ZYNLONTA as discussed in the Company’s annual report for the period ended December 31, 2020 on Form 20-F.

(2) The expected volatility utilized for the September 30, 2021 valuation decreased from that used in the December 31, 2020 valuation due to a change in the peer group. Prior to the FDA approval of ZYNLONTA, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval of ZYNLONTA, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption utilized in the September 30, 2021 valuation.
Residual convertible loan
The loan bears interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2020. For the three and nine months ended September 30, 2021, the Company recorded interest expense related to the interest payable on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 2,142 and KUSD 6,184, respectively. For the three and nine months ended September 30, 2020, the Company recorded interest expense related to the interest payable on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 1,913 and KUSD 2,781, respectively. The Company’s interest expense is based on the implied effective interest rate, which was computed at inception at 23%.
The convertible loan’s initial fair value was determined as the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. Transaction costs associated with the convertible loan were allocated to the embedded conversion option derivative and residual loan as follows:

in KUSD	Embedded derivative	Residual loan	Total
Gross proceeds	27,797	37,203	65,000
Less: transaction costs	(1,571)	(2,102)	(3,673)
Net	26,226	35,101	61,327
The transaction costs of the embedded derivative were charged directly to the unaudited condensed consolidated interim statement of operations. The convertible loan is subsequently measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the unaudited condensed consolidated interim balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 41,658 as of September 30, 2021, of which KUSD 3,631 was the current portion of the liability. The carrying value of the convertible loan was KUSD 38,406 as of December 31, 2020, of which KUSD 3,631 was the current portion of the liability.
Second tranche - Accounting for subsequent disbursement of convertible loans prior to FDA approval
Draw-down of the second tranche of the convertible loans was mandatory upon receipt of regulatory approval for ZYNLONTA. Prior to drawing down the second tranche, the Company accounted for the second tranche as a derivative. The Company performed a valuation of the derivative immediately prior to the April 23, 2021 approval of ZYNLONTA, which resulted in a mark-to-market adjustment and recognition of KUSD 1,638 of income for the nine months ended September 30, 2021. The decrease in fair value of the derivative during the nine months ended September 30, 2021 is primarily due to the decrease in the fair value of the underlying shares from December 31, 2020 to immediately prior to the April 23, 2021 FDA approval, which was charged directly to the unaudited condensed consolidated statement of operations. The fair value of the derivative associated with the second tranche as of September 30, 2021 was nil as the derivative is now accounted for as an embedded conversion option derivative upon the draw-down of the subsequent disbursement. See “Second tranche - Accounting for subsequent disbursement of convertible loans after FDA approval” below for further details. During the three and nine months ended September 30, 2020, the Company recognized income of KUSD 2,915 and expense of KUSD 18,896 as a result of changes in the fair value of the derivative. The decrease in fair value of the derivative was primarily due to the decrease in the fair value of the underlying shares from June 30, 2020 to September 30, 2020. The increase in fair value of the derivative during the nine months ended September 30, 2020 was primarily due to the increase in the fair value of the Company’s shares from April 24, 2020 to September 30, 2020 and has been charged directly to the unaudited condensed consolidated interim statement of income. The fair value of the derivative associated with the second tranche was KUSD 21,979 as of December 31, 2020.
The Company used an independent valuation firm to assist in performing a fair value assessment of the derivative liability, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuation as of April 23, 2021 (prior to FDA approval of ZYNLONTA) and December 31, 2020 were as follows:

	As of
	April 23, 2021	December 31, 2020
Exercise price at 150% of the IPO of 19.00, in USD (1)	28.50	28.50
Forced conversion price, in USD (2)	78.38	78.38
Share price in USD (3)	24.85	32.01
Risk-free interest rate	0.6%	0.3%
Expected volatility	90%	90%
Expected term	1 month	5 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	7.7%	7.4%
(1) The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price.

(2) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it received regulatory approval of ZYNLONTA, as discussed in the Company’s annual report for the period ended December 31, 2020 on Form 20-F.
(3) The Company utilized the opening share price on April 23, 2021 for the valuation of the derivative immediately prior to FDA approval of ZYNLONTA.
Second tranche - Accounting for subsequent disbursement of convertible loans after FDA approval
Upon receipt of FDA approval of ZYNLONTA, the Company accounted for the second tranche of convertible loans amounting to USD 50 million issued on May 17, 2021 as comprising two separate components: an embedded conversion option derivative and a loan.
Valuation of derivative embedded in second tranche
The Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including the embedded conversion option derivative, as of April 23, 2021. The fair value of the embedded conversion option derivative component was based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the subsequent valuation of the embedded conversion option derivative as of September 30, 2021 and the initial valuation of the entire instrument, including both components described above, after FDA approval of ZYNLONTA was obtained on April 23, 2021 were as follows:

	As of
	September 30, 2021	April 23, 2021
Exercise price in USD (1)	28.07	28.50
Forced conversion price, in USD (2)	77.19	78.38
Share price in USD (3)	27.16	23.25
Risk-free interest rate	0.7%	0.6%
Expected volatility	68%	75%
Expected term	43 months	48 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	8.5%	6.3%

(1) The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price. The conversion price for the second tranche of the convertible notes as of September 30, 2021 was based on 120% of the average of the volume-weighted average process of the Company’s shares on each of the 15 trading days prior to the disbursement date, while the conversion price as of April 23, 2021 was based on 150% of the IPO price.

(2) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it received regulatory approval of ZYNLONTA, as discussed in the Company’s annual report for the period ended December 31, 2020 on Form 20-F.

(3) The Company utilized the closing share price on April 23, 2021 for the valuation of the embedded conversion option derivative after FDA approval of ZYNLONTA.
The expected volatility utilized for the post-FDA approval valuations decreased from those used in the pre-FDA approval valuations due to a change in the peer group. Prior to the FDA approval of ZYNLONTA, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval of ZYNLONTA, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption utilized in the post-FDA approval valuations.
The following table presents the initial fair value of the entire instrument as of April 23, 2021, including both components, relating to the USD 50.0 million subsequent disbursement. The Company received net cash proceeds of USD 49.4 million after deducting aggregate transaction costs associated with the subsequent disbursement. Transaction costs associated with the subsequent disbursement were allocated to the embedded conversion option derivative and convertible loan as follows:

in KUSD	Embedded derivative	Convertible loan	Total
Fair value as of April 23, 2021	18,158	50,368	68,526
Allocation of transaction costs	(148)	(409)	(557)
Net carrying value of convertible loan as of April 23, 2021		49,959
The transaction costs of the embedded derivative were charged directly to the unaudited condensed consolidated interim statement of operations.
During the three and nine months ended September 30, 2021, the Company recognized expense of KUSD 3,030 and KUSD 4,042 as a result of changes in the fair value of the embedded derivative after the April 23, 2021 approval date. The fair value of the embedded derivative associated with the second tranche was KUSD 22,200 and KUSD 18,158 as of September 30, 2021 and after the April 23, 2021 approval date, respectively. The increase in fair value of the embedded derivative is primarily due to the increase in the fair value of the underlying shares from April 23, 2021 to September 30, 2021.

Convertible loan
The loan bears interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2021. For the three and nine months ended September 30, 2021, the Company recorded interest expense related to the interest payable on the convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 819 and KUSD 1,209, respectively, based on the implied effective interest rate, which was computed at inception at 6.7%.
As described above, the Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including both components. The Company recorded the initial carrying amount of the convertible loan based on its fair value as of April 23, 2021. Refer to the tabular disclosure above for the key inputs used for the initial valuation after FDA approval of ZYNLONTA was obtained on April 23, 2021. The convertible loan is subsequently measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the unaudited condensed consolidated interim balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 50,794 as of September 30, 2021, of which KUSD 2,944 was the current portion of the liability.
Other

In connection with the receipt of the USD 50.0 million subsequent disbursement, the establishment of the embedded derivative and residual loan associated with the subsequent disbursement and elimination of the aforementioned derivative immediately prior to FDA approval of ZYNLONTA, the Company recorded a gain of KUSD 1,816 during the nine months ended September 30, 2021, which was recorded in Convertible loans, derivatives, change in fair value (expense) income in the unaudited condensed consolidated interim statement of operations.

On June 4, 2021, in accordance with the Facility Agreement, the Company filed a registration statement to register 5,558,318 common shares, being the maximum number of shares that could potentially be issuable upon conversion of the full amount of the convertible notes issued under the Facility Agreement to the extent that the holders of the convertible notes elect to convert into the Company’s common shares or if the Company forces conversion.
14.Share-based compensation
Share Purchase Plan 2013 and Share Purchase Plan 2016
The Share Purchase Plan 2013 and Share Purchase Plan 2016 were both terminated on May 15, 2020. All compensation expense relating to the Share Purchase Plan 2013 was recognized in prior periods. The amount of expense under the Share Purchase Plan 2016 for all awards recognized for services received during the three and nine months ended September 30, 2020 was nil and KUSD 7,417, respectively. There was no expense recognized under the Share Purchase Plan 2016 for fiscal 2021.
Incentive Plan 2014
All existing awards under the Incentive Plan 2014 vested and were settled in shares upon the completion of the May 19, 2020 IPO. For participants whose awards had an exercise price greater than USD 19.00 — i.e., were “out-of-the-money” — the Company made an equal number of new awards under the Equity Incentive Plan 2019 (see below) with an exercise price of USD 19.00 and with a vesting period of only three years instead of the usual four years. A total of 356,144 shares were transferred to participants and an amount of KUSD 5,343 was withheld for tax and social charges. These new awards have been accounted for as a modification of the previous awards under the Incentive Plan 2014. Accordingly, the original compensation expense calculated for the old awards that were “out-of-the-money” will continue to be recognized over their remaining vesting period while the expense to be recognized for the new awards under the Equity Incentive Plan 2019 will be limited to the incremental fair value of the new awards over the fair value, as of May 15, 2020, of the old awards. The amounts of expense for all awards recognized for services received during the three and nine months ended September 30, 2020 was nil and KUSD 361, respectively.
Equity Incentive Plan 2019
In November 2019, the Company adopted the Equity Incentive Plan 2019. Under the Equity Incentive Plan 2019, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 13,820,000 common shares for future issuance under the Equity Incentive Plan 2019 (including share-based equity awards granted to date less awards forfeited), which includes an additional 6,000,000 common shares approved by the Company’s board of directors on March 29, 2021. As of September 30, 2021, the Company has 6,736,308 common shares available for the future issuance of share-based equity awards. On March 22, 2021, the Company issued its first annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,592,651 share options and 377,255 RSUs. As of September 30, 2021, the Company has only granted share options, RSUs and performance awards under the Equity Incentive Plan 2019.

As of September 30, 2021, the cumulative amount recorded as an increase to Other Reserves within equity in the unaudited condensed consolidated interim balance sheet of the Equity Incentive Plan 2019 was KUSD 82,514. The amount of expense for all awards recognized for services received during the three and nine months ended September 30, 2021 were KUSD 14,798 and KUSD 47,016, respectively, and for the three and nine months ended September 30, 2020 were KUSD 10,988 and KUSD 19,734, respectively.
Share Options
Pursuant to the Equity Incentive Plan 2019, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three and nine months ended September 30, 2021 is KUSD 12,105 and KUSD 40,112, respectively. The expense recognized for services received during the three and nine months ended September 30, 2020 is KUSD 10,266 and KUSD 19,012, respectively.
The following table summarizes the share option awards outstanding as of September 30, 2021:

	Average strike price per share in USD	Number of awards	Weighted average remaining life in years
December 31, 2020	26.45	4,276,973	9.29
Granted	28.33	2,240,617	9.46
Forfeited	24.77	(145,653)	N/A
Expired	18.75	(1,675)	N/A
Exercised	18.78	(27,483)	N/A
September 30, 2021	27.19	6,342,779	8.89
Awards outstanding as of September 30, 2021 and December 31, 2020, expire through 2031. The options granted during 2021 include the Company’s first annual equity award discussed above. The weighted-average grant-date fair value of the options relating to the annual equity awards was USD 20.53 per share. As of September 30, 2021, 1,641,045 awards are vested and exercisable out of the total outstanding awards of 6,342,779 common shares. The weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 24.44 and 8.53 years, respectively.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The fair values of the options granted during the three and nine months ended September 30, 2021 were determined on the date of the grant using the following assumptions:

	Three Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2021
Share price, in USD	20.71 - 29.32	20.71 - 32.22
Strike price, in USD	20.71 - 29.32	20.71 - 32.22
Expected volatility	70%	70% - 85%
Award life	6.08	5.5 - 6.08
Expected dividends	—	—
Risk-free interest rate	0.82% - 1.08%	0.51% - 1.15%
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies. The expected volatility utilized after FDA approval of ZYNLONTA decreased from those used prior to FDA approval due to a change in the peer group. Prior to FDA approval, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption.
The award life is based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the Equity Incentive Plan 2019, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. Under the grant, the RSUs may be settled only in common shares of the Company. Therefore, the grants of RSUs under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three and nine months ended September 30, 2021 is KUSD 2,693 and KUSD 6,904, respectively. The expense recognized for services received during both the three and nine months ended September 30, 2020 is KUSD 722.

	Number of awards	Weighted average grant date fair value
December 31, 2020	149,984	46.50
Granted	568,643	28.25
Vested	(49,995)	46.50
Forfeited	(8,136)	N/A
September 30, 2021	660,496	31.01
The RSUs granted during 2021 include the first annual equity award discussed above.

Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

	Three months ended		Nine months ended
(in KUSD)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Incentive Plan 2014	—	—	—	361
Share Purchase Plan 2016	—	—	—	7,417
Equity Incentive Plan 2019 - Share Options	12,105	10,266	40,112	19,012
Equity Incentive Plan 2019 - RSUs	2,693	722	6,904	722
Tax and social charge deductions - Incentive Plan 2014	—	—	—	(5,343)
Total	14,798	10,988	47,016	22,169
15.Deferred royalty obligation
Royalty purchase agreement
On August 25, 2021, the Company entered into a royalty purchase agreement with HCR for up to USD 325.0 million. Under the terms of the agreement, the Company received gross proceeds of USD 225.0 million upon closing (the “First Investment Amount”) and is eligible to receive an additional USD 75.0 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country (the “Second Investment Amount”) and an additional USD 25.0 million based on a low nine-digit worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales milestone for ZYNLONTA in 2022 (the “Third Investment Amount,” and together with the First Investment Amount and Second Investment Amount, the “Investment Amount”). Under the agreement, the Company is obligated to pay to HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that the Company grants to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty the Company receives from such licenses. These royalty rates are subject to potential upward adjustment, up to a maximum of 10%, based on performance tests in 2026 and 2027. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. The Company’s aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement, or at 2.25 times the amount paid by HCR under the agreement if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate.
Upon the occurrence of a change in control event, the Company is obligated to pay HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR. If the change in control event occurs prior to the 36-month anniversary of the closing of the royalty purchase agreement, the Company is obligated to pay HCR an amount equal to 2.0 times the amount paid by HCR, less any amounts the Company previously paid to HCR pursuant to the agreement. In addition, the Company retains the right, at any time after the 27-month anniversary of the closing of the royalty purchase agreement, to terminate the remaining royalty obligations under the agreement by paying HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR pursuant to the agreement (such amount, the “Buyout Amount”), provided that HCR may instead elect to receive 50% of the Buyout Amount and continue to receive 50% of the royalty payments under the agreement but with the Royalty Cap reduced to reflect the Company’s payment of 50% of the Buyout Amount. During the quarter ended September 30, 2021, the Company received gross proceeds of USD 225.0 million before deducting transaction costs of USD 7.0 million, which resulted in net proceeds of USD 218.0 million. As of September 30, 2021, USD 5.7 million of transaction costs were paid by the Company with the remaining amount expected to be paid during the fourth quarter of 2021.

Accounting for royalty purchase agreement
The Company has evaluated the terms of the royalty purchase agreement and concluded that the features of the Investment Amount are similar to those of a debt instrument. Accordingly, the Company has accounted for the transaction as a short-term and long-term debt obligation which are recorded within Other current liabilities and Deferred royalty obligation, long-term, respectively, within the Company’s unaudited condensed consolidated interim balance sheet. Interest expense is recorded in Financial expense within the Company’s unaudited condensed consolidated interim statement of operations. The table below provides a rollforward of the Company’s debt obligation relating to the royalty purchase agreement.

(in KUSD)	Nine months ended September 30, 2021
Beginning liability balance	—
Proceeds from the sale of future royalties	225,000
Less: transaction costs	6,998
Plus: interest expense	1,246
Ending liability balance	219,248
As of September 30, 2021, the Company recorded a liability relating to the First Investment Amount. The Company will record liabilities associated with the Second and Third Investment Amounts when such contingent events occur. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections as well as the achievement of the milestones associated with the Second and Third Investment Amounts. The Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. As of September 30, 2021, the estimate of this total interest expense resulted in an effective interest rate of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement. Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones described above as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment. Under the cumulative catch-up method, the effective interest rate is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original effective interest rate as of the date on which the estimate changes. However, the net carrying amount of the debt obligation cannot be reduced to an amount less than the initial carrying amount less payments made to date. The cumulative catch-up adjustment will be recognized in earnings as an adjustment to Other (expense) income in the period in which the change in estimate occurred.
16.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately wholly owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors.

Services provided by the Company to related parties
The Company provides registered office and other simple administrative services to three subsidiaries of ATH. The amounts invoiced for the three and nine months ended September 30, 2021 and recovered through G&A expenses, amounted to KUSD 1 and KUSD 3, respectively (three and nine months ended September 30, 2020: KUSD 1 and KUSD 3).
As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the three and nine months ended September 30, 2021, the Company incurred KUSD 812 and KUSD 1,602, respectively, of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s unaudited condensed consolidated interim statement of operations. As of September 30, 2021, the Company had amounts due from Overland ADCT BioPharma of KUSD 812.
Key management compensation
The compensation of key management is shown below:

	Three months ended September 30,		Nine months ended September 30,
(in KUSD)	2021	2020	2021	2020
Salaries and other short-term employee costs	2,279	1,936	6,280	5,190
Pension costs	98	106	338	362
Share-based compensation expense	6,448	3,648	20,269	11,247
Other compensation	12	9	34	92
Total	8,837	5,699	26,921	16,891
17.Loss per share

	Three Months Ended September 30,		Nine Months Ended September 30,
(in KUSD, except per share amounts)	2021	2020	2021	2020
Loss attributable to owners	(71,549)	(20,328)	(195,645)	(190,361)
Weighted average number of shares outstanding	76,739,770	70,914,300	76,730,117	61,613,177
Basic and diluted loss per share	(0.93)	(0.29)	(2.55)	(3.09)
For the three and nine months ended September 30, 2021 and 2020, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, as the effect of including those shares would be anti-dilutive.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Equity Incentive Plan 2019 - Share Options	6,326,518	3,862,347	5,759,262	2,449,135
Equity Incentive Plan 2019 - RSUs	594,955	101,076	451,761	34,062
Conversion of the principal amount of convertible loans into the Company’s common shares	4,412,840	2,631,579	3,682,066	1,339,888
	11,334,313	6,595,002	9,893,089	3,823,085

18.Events after the reporting date
The Company has evaluated its subsequent events through November 2, 2021, the date the unaudited condensed consolidated interim financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in these unaudited condensed consolidated interim financial statements.